NORTHERN LIGHTS FUND TRUST III

April 11, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust III

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

(File Nos. 333-178833 and 811-22655)

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust III (the “Trust”) and Northern Lights Distributors, LLC, the principal underwriter for The Lifetime Achievement Fund (the “Fund”), a series of the Trust, we request that the Commission accelerate the effective date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, filed on April 9, 2012, to April 11, 2012, or the earliest possible date thereafter.

If you have any questions, please contact Michael Barolsky at (513) 352-6672 or JoAnn Strasser at (614) 469-3265.

Sincerely,

Northern Lights Fund Trust III

Northern Lights Distributors, LLC

/s/ Andrew Rogers

/s/ Brian Nielsen

By:

Andrew Rogers

By:

Brian Nielsen

Its:

President

Its:

President

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